United States securities and exchange commission logo





                             March 11, 2024

       Dan Novaes
       Chief Executive Officer
       Mode Mobile, Inc.
       One East Erie Street, Suite 525
       Chicago, IL 60611

                                                        Re: Mode Mobile, Inc.
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted February
13, 2024
                                                            CIK No. 0001748441

       Dear Dan Novaes:

                                                        We have reviewed your
draft offering statement and have the following comments.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
       Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Offering Circular
       Cover Page, page 1

   1.                                                   On your offering
circular cover page and summary, please clarify:
                                                            The maximum gross
proceeds from this offering that you will receive is $30 million for the 120 million
shares of Common Stock and will sell for $0.25 per share.
                                                            That the selling
stockholder resale offering of 30 million shares will also be sold at a fixed price at
$0.25 per share of Class AAA Common Stock.
                                                            You will not
receive any of the up to $7.5 million in gross process from the resale of the Class AAA
Common Stock by your selling stockholders.
                                                            You will not
receive any proceeds from the Bonus Shares, and each purchaser of
                                                            Class AAA Common
Stock is limited to up to one Bonus Share for each Class AAA
                                                            Common Stock
purchased for $0.25 per share.
 Dan Novaes
FirstName  LastNameDan Novaes
Mode Mobile,  Inc.
Comapany
March      NameMode Mobile, Inc.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
                Clarify that the resale Class AAA Common Stock purchasers are also eligible for the up to one Bonus Share for each Class AAA Common Stock purchased, if true.
                Clarify that even if existing stockholders or Mode Mobile users or members meet the performance criteria on pages 34 to 36, such as signing up for membership, attending webinars, entering sweepstakes, redeeming rewards points, or make referrals, they will not receive any Bonus Shares unless they purchase shares of Class AAA
              Common Stock for cash in this Offering Circular.
                Clarify whether the 2% Investor Fee applies to the Bonus Shares, and if so, who pays that fee.
Dilution, page 12

2. We note that up to 270 million shares Class AAA Common Stock may be newly issued, including to the purchasers of resale shares, please clarify why the 2nd through 4th dilution tables starting on page 12 do not appear to reflect the Bonus Shares issuable under the resale sales of Class AAA Common Stock. For example, the maximum offering raise of $30 million reflects only 240 million Class AAA Common Stock shares issued despite the footnote that all 150 million Bonus Shares were assumed to be issued.
Business
Current (Gibraltar) Limited & $CRNC Token Issuance, page 17

3. It appears that you are responsible for building out the rewards distribution network for
         $CRNC digital asset holders or token holders, either directly owned or through SAFT agreements, and you believe it will be completed in the first quarter of 2024. Please provide further details of this arrangement:
             Please clarify whether the $CRNC Network is related to your Mode Mobile platforms and existing rewards system, or if the $SCRNC Network is a stand-alone separate rewards distribution system.
             Clarify whether you will completely divest your interest and involvement of $CRNC and the $CRNC Network upon completion and the creation of the foundation, and if not, clarify how the entities will be related and interact operationally.
             Clarify your liability if you are unable to build the $CRNC Network and issue all the tokens under the SAFTs to SAFT holders and token holders. Securities Being Offered, page 26

4. We note that you are offering up to 300 million shares of Class AAA common stock in your Offering Statement. Please clarify how the rights and privileges of the Class AAA common stockholders differ from the Class B and C stockholders. While you indicate differing voting rights and liquidation preferences for your Class A common stock and
         Series Seed Preferred stock, you do not differentiate how Classes AAA, B, and C common stock differ. If the only difference is that the board may declare differing dividend amounts to each class of common stock, please briefly describe the nature of the investors in each class of common stock.
 Dan Novaes
Mode Mobile, Inc.
March 11, 2024
Page 3
Plan of Distribution and Selling Security Holders, page 34

5. You describe various methods where investors in this offering may receive up to one
      Bonus Share of Class AAA Common Stock for each share Class AAA share purchased for cash. Since Mode Mobile users may redeem points for Bonus Shares, up to your limits, please clarify how many user points are available for such redemptions and possible number of Bonus Shares those points may convert to.
6.    You reference a list of investors in other    unrelated third-party
Companies as of this
      Offering Circular is qualified by the Securities and Exchange    ,
will be eligible for
      Bonus Shares depending on their investment levels in those other companies. Please clarify what you mean by this sentence. Please advise us if you mean that these companies have current, existing qualified Form 1-A offering statements. Further, please clarify your relationship with these entities and explain why you are offering Bonus Shares to their investors. If they are affiliated with or clients of DealMaker Securities, LLC or otherwise related to your platform, please clarify.
       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                             Sincerely,
FirstName LastNameDan Novaes
                                                             Division of
Corporation Finance
Comapany NameMode Mobile, Inc.
                                                             Office of
Technology
March 11, 2024 Page 3
cc:       Andrew Stephenson
FirstName LastName